EXHIBIT 99.2

Kidoz Inc.

and subsidiaries

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2023

(Expressed on United States Dollars, unless otherwise noted)

Suite 220, 1685 West 4th Avenue

Vancouver, BC

V6J 1L8

Canada

Tel : +1 888-374-2163

www.kidoz.net

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

TABLE OF CONTENTS

BACKGROUND	2
FORWARD LOOKING STATEMENTS	2
OVERVIEW	3
INCORPORATION AND NATURE OF OPERATIONS	5
BUSINESS OVERVIEW	6
OPERATIONS	8
HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023	9
SUMMARY CONSOLIDATED FINANCIAL INFORMATION	9
DISCUSSION OF OPERATIONS AND OPERATIONAL HIGHLIGHTS	10
SUMMARY OF QUARTERLY RESULTS	14
LIQUIDITY AND CAPITAL RESOURCES	15
SHARE CAPITAL	15
OFF BALANCE SHEET ARRANGEMENTS	16
COMMITMENTS	16
RELATED PARTY TRANSCATIONS	17
ACCOUNTING POLICY CHANGES, CRITICAL ESTIMATES, JUDGMENTS AND ASSUMPTIONS	17
NEW ACCOUNTING PRONOUCEMENTS AND CHANGES IN ACCOUNTING POLICIES	18
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	18
RISKS AND UNCERTAINTIES	19
ADDITIONAL INFORMATION	24

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Kidoz Inc. and its subsidiaries (the “Company”) constitutes management’s review of the financial condition and results of that operations for the three and nine months ended September 30, 2023 and 2022. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2023 and 2022, prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

This MD&A takes into account all material events that took place up until November 28, 2023, the date on which the Company’s Board of Directors approved this MD&A. Unless otherwise noted, all figures are in U.S. dollars, the presentation and functional currency of the Company. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the quarter ended September 30, 2023, are not necessarily indicative of the results that may be expected for any future period.

Additional information regarding the Company is available on SEDAR at https://www.sedarplus.ca, by Edgar on the United States Securities and Exchange Commission at www.sec.gov and on the Company’s website at www.kidoz.net.

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the “U.S. Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and “forward-looking information” under Canadian securities laws (collectively referred to herein as “forward-looking statements”). All documents incorporated herein by reference, as well as statements made in press releases and oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events or the Company’s future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Readers should consider statements that include the terms “believe,” “belief,” “expect,” “plan,” “anticipate,” “intend” or the like to be uncertain and forward-looking. In addition, all statements, trends, analyses and other information contained in this report relative to trends in net sales, gross margin, anticipated expense levels and liquidity and capital resources, constitute forward-looking statements. Particular attention should be paid to the facts of our limited operating history, the unpredictability of our future revenues, our need for and the availability of capital resources, the evolving nature of our business model, and the risks associated with systems development, management of growth and business expansion. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. The forward-looking statements contained in this MD&A are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. These forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond our control, which could cause actual results to differ materially from this forecast or anticipated in such forward-looking statements.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

OVERVIEW

Kidoz Inc. (TSXV:KIDZ) owns the leading Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”) compliant contextual mobile advertising network that safely reaches hundreds of million kids, teens, and families every month. Google certified and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Our commitment to children’s privacy and safety has created one of the fastest growing mobile networks in the world. Trusted by Disney, Hasbro, Lego and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or Personally Identifiable Information (“PII”) data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz Programmatic network have become essential products in the digital advertising ecosystem.

Kidoz is the market leader in contextual mobile advertising and the segment is only beginning to develop as new rules and stricter regulations are enacted and enforced by Google, Apple, and governments around the world. Kidoz builds and maintains the Kidoz SDK (Software Development Kit) that app developers install into their apps before releasing them into the App Stores. The Kidoz SDK is the core of the advertising technology that enables Kidoz to access advertising impressions available for sale. The Kidoz proprietary advertising system is compliant with COPPA, GDPR-K and other regulations adopted to protect the privacy and security of minors. The Kidoz proprietary advertising technology is installed in thousands of different apps, making it the most popular contextual mobile solution in the market.

Kidoz has established its leadership position through continued investments into research and development. Mobile devices are the primary tool used for all digital activities in everyday life across the entire world. The predominance of mobile is well established and Kidoz is well positioned to benefit from the wide adoption of its technology across thousands of popular apps. As the number of active campaigns live on Kidoz has increased substantially over the past 18 months, Kidoz has recruited hundreds of new apps and developers that focus on a wide range of audience segments. As a result of Kidoz’s rapid growth, the Company is now able to expand beyond its core advertising audience of children and begin to contextually target teens and parents for its brand partners.

Mobile AdTech systems are some of the most integrated and most valuable systems in the world. The scale of users we can reach with the Kidoz network is powerful and it opens many new opportunities for the Company. Extending our media offering beyond children is the first step we are taking as our sales and agency partners are interested in accessing these related segments of our traffic. Kidoz is experiencing a period of rapid growth and we are extending our business model in ways that will fill our huge available inventory with safe and high performing media.

Driving our revenue growth is strong underlying system growth for both users and publishers that are accessing the Kidoz technology. Media budgets continue to shift from linear TV to digital platforms like Kidoz as brands seek to engage their customers where families spend most of their screen time. In addition, regulation at the government level is positively influencing growth of the KIDOZ Safe Ad Network. COPPA in America and GDPR in Europe have forced advertisers and publishers to ensure their data and advertising methodologies are safe. Regulators in America are updating COPPA to further enhance child safety online, and regulators in China, India and other regions are considering similar measures. As Kidoz is compliant, the Company benefits from all child-safe advertising regulation.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

Building on our performance in 2021 and 2022, we plan to continue our successful growth strategies in 2023. Our sales, product, and operational strategies are custom fit to match the favourable regulatory, consumer, and technological trends occurring in the market. The Kidoz programmatic technology is live, growing, and actively filling publisher inventory with campaigns safely sourced from the programmatic marketplace. As Kidoz advances its multiple product offerings, new opportunities arise in the bountiful mobile advertising ecosystem that is projected by eMarketer to exceed over US$400 billion by 2023 (eMarketer). It is our intention to explore expanding, either through additional uses of our new technology platforms for the entire mobile advertising market, or via synergistic M&A.

Furthermore, while the focus of the Company is the development and expansion of the Kidoz Safe Ad Network, we are developing our technology to expand into new markets, increase the scope of our market to include teens and families in a safe and secure manner either through new connections to the wider mobile advertising market, including the introduction and operation of our programmatic system, or via synergistic M&A. The Company continues to invest heavily in 2023, preparing for the likely significant growth in advertising demand in its fourth quarter, which historically has accounted for over 50% of the Companies annual total business.

Kidoz’s mobile products include the Kid Mode Operating System installed on millions of OEM tablets worldwide, Rooplay (www.rooplay.com) the cloud-based EduGame system for kids to learn and play, Garfield’s Bingo (www.garfieldsbingo.com) live on Android, and iOS; and Trophy Bingo (www.trophybingo.com), live across mobile platforms. During the quarter ended June 30, 2023, Garfield’s Bingo and Trophy Bingo were discontinued.

Additionally, Kidoz has created a wholly owned division called Prado to access the over 13 years of age family market, which will become active in 2023. The Prado (www.prado.co) technology will provide a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform. The Company is developing systems whereby our existing Kidsafe advertising will not be affected by Prado. Kidoz software engineers have now completed the challenging transformation of their market leading kid safe Ad Network to also reach the significantly larger digital ad market of teens, families, and audiences over 13 years old whilst not compromising the safety of our existing kid’s marketplace. The Prado technology plus our internal controls will ensure that no inappropriate advertisements will be served to children and thereby compromise kids’ safety.

References in this document to “the Company,” “we,” “us,” and “our” refer to Kidoz Inc.

Our executive offices are located at Suite 220, 1685 West 4th Avenue, Vancouver, BC, V7J 1L8, Canada. Our telephone number is (888) 374-2163.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

INCORPORATION AND NATURE OF OPERATIONS

Incorporation

Our common shares are currently quoted on the TSX Venture Exchange in Canada under the symbol “KIDZ”. We have not been subject to any bankruptcy, receivership or other similar proceedings.

During the quarter ended March 31, 2023, Kidoz Inc. continued out of the jurisdiction of the Anguillian Business Companies Act, 2022, and into the jurisdiction of the Canada Business Corporations Act (“CBCA”).

The Company was originally incorporated in the State of Florida on January 12, 1987.

On January 22, 2015, Bingo.com, Ltd., the name of the Company at that time, filed Articles of Amendment with the Anguilla Registrar of Companies changing its name to “Shoal Games Ltd.”. Effective at the open of markets on January 27, 2015, the Common Shares commenced trading under the new trading symbol “SGLDF” on the OTC-QB.

On June 29, 2015, the Company filed a TSX Venture Exchange Listing Application for the TSX Venture Exchange listing and commenced trading on July 2, 2015, under the symbol “SGW”.

On April 4, 2019, Shoal Games Ltd. filed Articles of Amendment with the Anguilla Registrar of Companies changing its name to “Kidoz Inc.”. Effective at the open of markets on April 9, 2019, the Common Shares commenced trading under the new trading symbol “KIDZ” on the TSX Venture Exchange.

For the quarter ended September 30, 2023, we conducted our business through the Anguilla incorporated entity and through our wholly-owned subsidiaries Kidoz Ltd. (“Kidoz Ltd.”), Shoal Media (Canada) Inc. (“Shoal Media Canada”), Shoal Games (UK) plc (“Shoal UK”), Shoal Media Inc. (“Shoal Media”), Prado Media Ltd. (“Prado Media”), Shoal Media UK Ltd. (“Shoal Media UK”), and Rooplay Media Kenya Limited. (“Rooplay Kenya”). Effective January 1, 2023, we will conduct our business through the Canadian incorporated entity and its subsidiaries.

Shoal Media Canada was incorporated under the laws of British Columbia, Canada, on February 10, 1998, as 559262 B.C. Ltd. and changed its name to Bingo.com (Canada) Enterprises Inc. on February 11, 1999. It subsequently changed its name to English Bay Office Management Limited on September 8, 2003. Effective March 11, 2016, it changed its name to Shoal Media (Canada) Inc.

On August 15, 2002, 99% of the share capital of Shoal UK was acquired. Shoal UK was incorporated under the laws of England and Wales on August 18, 2000, as CellStop plc. and changed its name to Bingo.com (UK) plc. on August 5, 2002. During the year ended December 31, 2015, the Company changed the name of the company to Shoal Games (UK) plc. During the quarter ended March 31, 2023, Shoal Games (UK) plc was discontinued and struck off.

On January 1, 2013, 100% of the share capital of Shoal Media Inc., an Anguillian Company was acquired.

On October 25, 2016, Rooplay Media Ltd., was incorporated under the laws of British Columbia, Canada. During the year ended December 31, 2022, Rooplay Media Ltd. was renamed Prado Media Ltd.

On March 27, 2017, Shoal Media UK Ltd. was incorporated under the laws of England and Wales.

On July 12, 2017, Rooplay Media Kenya Limited was incorporated under the laws of Kenya.

On March 4, 2019, the Company completed the acquisition of all of the issued and outstanding equity securities of Kidoz Ltd. (“Kidoz”) (www.kidoz.net), a privately held Israeli company.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

BUSINESS OVERVIEW

Kidoz Inc. is an AdTech software developer and owner of the leading mobile Kidoz Safe Ad Network (www.kidoz.net). We help create a free and safe mobile app environment for children by enabling content producers to monetize their apps and video with safe, relevant, and fun ads. Our commitment to family privacy and safety has created one of the fastest growing mobile networks in the world.

During the quarter ended March 31, 2023, the Company launched a wholly owned division called Prado to advertise to the over 13 years of age family market. The Company has developed systems whereby our existing Kidsafe advertising will not be affected by Prado.

Product Strategy

Kidoz builds and maintains the Kidoz Safe Ad Network, the Kidoz SDK, and the Kidoz Connect Programmatic solution for app developers and global advertisers to reach children and families in a compliant and brand safe way. The Kidoz SDK is the core of the advertising technology that enables Kidoz to have advertising impressions available for sale. The Kidoz proprietary advertising system is compliant with COPPA (“Children’s Online Privacy Protection Rule”), GDPR-K (“The European Union’s General Data Protection Regulation for children”) and other regulations adopted to protect children in a complex digital world. Kidoz technology is completely proprietary. Kidoz continues to upgrade its advertising systems to be compatible with the latest IAB (“International Advertising Board”) specifications for real-time-bidding, header bidding, and server-to-server direct connections. Our design and implementation of these solutions incorporates a view to their utilization not only in the kids’ marketplace but to the entire advertising market. Programmatic advertising is the use of automated advertising technology to enable media buying and selling as opposed to traditional direct methods of digital advertising which involve humans interfacing to agree to deal terms. Offering a managed programmatic solution of the best mobile advertising inventory is a valuable offering that our agency partners are utilizing with increased frequency and scale.

During the quarter ended March 31, 2023, the Company launched a wholly owned division called Prado to access the over 13 years of age family market, which will become fully active in 2023. The Prado (www.prado.co) technology will provide a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform. The Company has developed systems whereby our existing Kidsafe advertising will not be affected by Prado. Kidoz software engineers have now completed the challenging transformation of their market leading kid safe Ad Network to also reach the significantly larger digital ad market of teens, families, and audiences over 13 years old whilst not compromising the safety of our existing kids marketplace. The Prado technology plus our internal controls will ensure that no inappropriate advertisements will be served to children and thereby compromise kids’ safety.

Marketing & Distribution Strategy

Each new app that installs the Kidoz SDK increases our user base and increases the number of available impressions that Kidoz can monetize. The adoption of the Kidoz SDK has been rapid as app developers have few choices when it comes to sources of safe, compliant, and relevant ads for their users. Kidoz has built its brand and reputation as the market leader for safe child and family mobile advertising technology, and this has enabled our SDK to become quickly adopted. It is our strategy to invest in our systems and build alliances with the largest software companies in the world. Since Google’s certification of Kidoz and Apple’s updated rules endorsing Kidoz’s methodologies the Company is experiencing unprecedented demand for its safe advertising solutions.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

Sales & Pricing Strategy

Kidoz has a global sales agency partnership strategy that places local sellers into dozens of national and international markets. Through our direct sales and marketing channels we locate, recruit, and sign new international sales houses. As the Kidoz network is a unique advertising platform in the market, it commands high prices and media sales houses aspire to represent the Company. Kidoz has found the agency partnership strategy to be highly effective as once sales houses are recruited and the first few campaigns are delivered with success, repeat customers are established and the value of the region begins to grow. After years of development with this strategy, Kidoz has many established sales houses in the largest economies of the world and is now tasked with increasing the value of each partnership and empowering the sales houses to increase the portion of advertisers’ budgets that is spent with Kidoz. The Kidoz Connect solution has created new opportunities for all of Kidoz’s agency partners as the solution creates inventory for brands who are building awareness with parents and teens in addition to children.

Growth Strategy

The Kidoz sales, product, and operational strategies are custom fit to match the favorable regulatory, consumer, and technological trends occurring in the market. It is the Kidoz mission to deliver best-in-class solutions for our advertiser and publisher partners that are compliant with Apple, Google, and strict government data privacy regulations. Kidoz technology is built with privacy as a priority, and we champion contextual advertising as a superior method of reaching target consumers. Kidoz publisher partners can monetize with human-curated safe advertising on a global scale and with the knowledge that their users’ data is not compromised.

Kidoz’s growth is also being propelled by a new customer type, the app developer themselves. Kidoz is increasingly utilized as a performance platform for apps to scale their installs and revenues by paying on a cost-per-install (“CPI”) basis. The global app install segment of mobile advertising is estimated to be over US$120B annually according to AppsFlyer. Kidoz continues to advance its software and systems to support this high growth business and the Company expects performance CPI media to be an increasing percentage of overall business.

Kidoz is growing at a rapid pace as a result of its core media business, and we expect further growth in our expansion via our Prado division to include the teen and parent segments which became effective in 2023. Kidoz Connect is the latest product release to deliver enhanced value to our advertising partners as the technology enables Kidoz to ingest programmatic campaigns of all types and scale them across the entire Kidoz and Prado networks. The Kidoz commercial teams look forward to welcoming many new and existing customers to these offerings as we expand the Kidoz reach within the global digital advertising ecosystem.

Furthermore, while the focus of the Company is the development and expansion of the KIDOZ Safe Ad Network, we are investigating options to use our technology to expand into new markets, either through new connections to the wider mobile advertising market, or via synergistic M&A.

Kidoz Original Equipment Manufacturer (“OEM”)

Kidoz’s mobile products includes the Kid Mode Operating System (“OS”) installed on millions of OEM tablets worldwide. The Company earns license fees based on the OEM agreements dependent on the number of devices the Kidoz Kid Mode OS is installed.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

Rooplay

The Company owns Rooplay (www.rooplay.com) the cloud-based EduGame system for kids to play multiple games to learn and play. The platform is live on the Google’s Android system and has stand-alone games available on Apple’s iOS and Google’s Android systems.

Trophy Bingo and Garfield Bingo

The Company has the social bingo games Trophy Bingo and Garfield Bingo which are available on Apple’s iOS, Google’s Android, and Amazon Android systems. Revenue is generated in the games via in-app purchases and advertising. During the quarter ended March 31, 2023, Trophy Bingo and Garfield Bingo were discontinued.

OPERATIONS

Employees

As of September 30, 2023, we had 45 employees, consultants, and independent contractors throughout the world including twenty full-time employees in Canada and Israel. Since 2006 it has been, and continues to be, the Company’s objective to control its costs by retaining consultants, as needed, to provide special expertise in developing internal strategic, marketing, accounting, and technical services. None of our employees or consultants are represented by a labor union, and we believe that our relationship with our employees and consultants is good.

We are substantially dependent upon the continued services and performance of J. M. Williams, Chief Executive Officer; Eldad Ben Tora, President of the Prado division & General Manager EMEA and T. M. Williams, Chairman. The loss of the services of these key individuals would have a material adverse effect on our business, financial condition, and results of operations. We do not carry any key man life insurance on any individuals.

Competition

Kidoz competes with other advertising technology providers that offer safe, COPPA compliant, products. These companies include Super Awesome and Google’s Admob. However, these competitors are not direct threats to Kidoz as their operations and strategies are quite different. For instance, Super Awesome, who maintains a COPPA SDK, sells a variety of media types and technologies unrelated to mobile inventory which is core to Kidoz. As a result, Super awesome is one of Kidoz largest customers. While on the other hand, Google’s Admob SDK is focused on mobile inventory, but is not human curated for child safety. As the technology barriers are high to enter the market with a mobile advertising network, few competitors exist for Kidoz. Kidoz offers a highly customized and targeted offering to advertisers that management believes will enable the Company to grow and succeed in the market.

The Kidoz Prado division has many competitors including Google, Meta, Facebook, and others significantly larger than Prado, but utilizing their own technologies to address the $400+ Billion Ad tech marketplace. Many of the brands like to source their advertising via a single supplier like Kidoz. Our Prado division enables Kidoz to meet this demand for those brands that wish to source their ad supplier for the entire family.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023

●	The successful launch of “AAA” Game-Ad designed by Kidoz Game-Ad team in collaboration with McDonald’s and Disney. The Game-Ad is designed to engage users into playing the gamified ad, increase user interaction and engagement. This resulted in more than 35% of impressions engaging with the Game Ad for more than 1 minute on average.

Events Subsequent to September 30, 2023

No significant events took place after September 30, 2023.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary unaudited condensed interim consolidated financial information set out below has been prepared in accordance with US GAAP and is derived from the Company’s unaudited condensed interim consolidated financial statements for the period ended September 30, 2023 and the audited consolidated financial statements and accompanying notes for the years ended December 31, 2022 and can be found at https://www.sedarplus.ca.

Consolidated Balance Sheet Data:

	September 30, 2023	December 31, 2022
Cash	$1,468,955	$2,363,530
Total assets	8,867,682	14,387,083
Total liabilities	2,132,617	5,687,884
Total stockholders’ equity	6,735,065	8,691,759
Working capital	$2,615,610	$4,147,176

Total assets and total liabilities have declined due to paying down of our liabilities in the nine months ended September 30, 2023. Our cash has not been as affected as much due to the collection of our receivables.

Total stockholders’ equity and working capital has declined due to the net loss incurred by the Company for the nine months ended September 30, 2023.

Consolidated Cash flow data:

	Nine Months ended September 30, 2023	Nine Months ended September 30, 2022	Three Months ended September 30, 2023	Three Months ended September 30, 2022

Net cash (used in) provided by operating activities	$(860,629)	$(207,798)	$98,877	$117,362
Net cash used in investing activities	(8,714)	(12,991)	(2,682)	(6,012)
Net cash provided by financing activities	(25,232)	(27,556)	(7,980)	(10,741)
Change in cash	(894,575)	(248,346)	88,215	100,609
Cash	$1,468,955	$1,830,262	$1,468,955	$1,830,262

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

Consolidated Statement of Operations Data for continuing operations:

	Nine Months ended September 30, 2023	Nine Months ended September 30, 2022	Three Months ended September 30, 2023	Three Months ended September 30, 2022

Revenue:	$7,296,278	8,319,757	2,808,354	3,514,149
Cost of sales	4,332,915	5,271,327	1,754,540	2,268,579
Gross profit	2,963,363	3,048,430	1,053,814	1,245,570
Total operating expenses	5,303,728	4,814,923	1,818,151	1,559,344
Loss after tax	$(2,340,365)	$(1,766,493)	$(764,337)	$(313,774)
Loss per share – basic and diluted	$(0.02)	$(0.01)	$(0.01)	$(0.00)

DISCUSSION OF OPERATIONS AND OPERATIONAL HIGHLIGHTS

Overall Performance for the Three months ended September 30, 2023 and 2022.

Revenue

Total revenue, net of platform fees (to Apple, Google and Amazon) and withholding taxes, for the quarter ended September 30, 2023, decreased to $2,808,354, a decrease of 20% from revenue of $3,514,149 for the third quarter of fiscal 2022 and from revenue of $2,814,239 in the second quarter of fiscal 2023. Ad Tech advertising revenue decreased to $2,492,058 for the quarter ended September 30, 2023, a decrease of 27% from ad tech advertising revenue of $3,410,874 in the third quarter of fiscal 2022 and from ad tech advertising revenue of $2,495,469 for the second quarter of fiscal 2023.

Programmatic advertising revenue increased to $248,546 for the quarter ended September 30, 2023, an increase of 375% over Programmatic advertising revenue of $52,287 in the third quarter of fiscal 2022 and a decrease of 2% over Programmatic advertising revenue of $254,776 in the second quarter of 2023.

Content revenue increased to $67,750, for the quarter ended September 30, 2023, an increase of 33% from Content revenue of $50,988 in the third quarter of fiscal 202 and an increase of 6% from Content revenue of $63,994 in the second quarter of 2023.

The decrease in total revenue compared to the third quarter of fiscal 2022 and the second quarter of fiscal 2023 is due to the overall weakness in the general market and the loss of campaigns from fiscal 2022 which have not renewed fiscal 2023. The increase in programmatic advertising revenue is due to the active promotion of this revenue stream and the strong demand for Programmatic advertising in the market.

Selling and marketing expenses

Selling and marketing expenses were $312,791 for the quarter ended September 30, 2023, an increase of 41% over expenses of $222,379 in the third quarter of fiscal 2022 and an increase of 2% over expenses of $306,561 in the second quarter of fiscal 2023. This increase in sales and marketing expenses in the quarter ended September 30, 2023, compared to the third quarter of fiscal 2022 and the second quarter of fiscal 2023, is due to an increase in sales and marketing staff to manage the anticipated growth in the Direct, Programmatic and Performance segments of our AdTech business. Selling and marketing expenses consist primarily of sales staff salaries and benefits and publishing services and user acquisition costs incurred to acquire game players.

We expect to incur increased sales and marketing expenses in selling the Ad tech advertising and to grow the Ad tech advertising revenue. There can be no assurances that these expenditures will result in increased traffic or significant additional revenue.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

Content and software development

We do not capitalize our development costs. The Company expensed $720,076 in content and software development costs during the quarter ended September 30, 2023, an increase of 17% compared to content and software development costs of $613,196 expensed during the third quarter of fiscal 2022 and a decrease of 5% compared to content and software development costs of $755,398 expensed during the second quarter of fiscal 2023. These increases over the third quarter of fiscal 2022, is due to the hiring of additional development staff and the outsourcing of certain software development to increase the development of our base technologies including the development of the Prado technology. The decrease over the second quarter of fiscal 2023, is due to improvements in our technology thereby reducing our server costs.

General and administrative expenses

General and administrative expenses consist primarily of premises costs for our offices, legal and professional fees, and other general corporate and office expenses. General and administrative expenses decreased to $172,307 for the quarter ended September 30, 2023, a decrease of 4% from costs of $178,717 for the third quarter of fiscal 2022 and an increase of 14% from costs of $150,813 for the second quarter of fiscal 2023. The decrease in general and administrative expenses compared to the third quarter of fiscal 2022 is due to a reduction in General and administrative expenses as a result of the continuation of the Company out of Anguilla and into Canada. The increase in general and administrative expenses compared the second quarter of fiscal 2023, is due to an increase in travel and conferences attended to increase the awareness and revenue for the Kidoz Safe Ad Network and our Prado technology.

We expect to continue to incur general and administrative expenses to support the business, and there can be no assurances that we will be able to generate sufficient revenue to cover these expenses.

Salaries, wages, consultants, and benefits

Salaries, wages, consultants, and benefits increased to $166,856 for the quarter ended September 30, 2023, an increase of 19% compared to salaries, wages, consultants, and benefits of $139,994 in the third quarter of fiscal 2022 and a decrease of 14% compared to salaries, wages, consultants, and benefits of $193,286 in the second quarter of fiscal 2023. This increase compared to the third quarter of fiscal 2022 is due to an increase in consultants.

Depreciation and amortization

Intangible assets are amortized using a straight-line method over three to eight years. These intangible assets include customer lists, and the Software Development Kits (SDK) for our advertising platform. These intangible assets are as result of the acquisition of Kidoz Ltd. The amortization for the quarter ended September 30, 2023, was $139,816, compared to amortization of $138,757 in the third quarter of 2022 and $136,434 in the second quarter of fiscal 2023.

Equipment is depreciated using the declining balance method over the useful lives of the assets, ranging from three to five years. Depreciation and amortization increased to $3,382, during the quarter ended September 30, 2023, an increase over depreciation costs of $2,180 during the same quarter in the prior year and an increase over depreciation costs of $3,258 in the second quarter of fiscal 2023. This increase in depreciation and amortization compared to the third quarter of fiscal 2022 and the second quarter of fiscal 2023 is due to the acquisition of equipment.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

Stock-based compensation expense

During the quarter ended September 30, 2023, the Company incurred non-cash stock-based compensation expenses of $135,867 from the issuance of stock options granted in fiscal 2023 and prior years, a decrease compared to stock-based compensation expense of $181,129 in the third quarter of fiscal 2022 and n decrease compared to stock-based compensation expense of $136,347 in the second quarter of fiscal 2023. The decrease compared to the third quarter of fiscal 2022 is due to fewer options granted in fiscal 2023 compared to fiscal 2022. The decrease compared to the second quarter of fiscal 2023 is due to options cancelled as a result of staff leaving. The options are issued to consultants and employees as per the Company’s amended 2015 Stock Option Plan and are a significant component of the Companies compensation plan. All options granted vest over 4 years.

Stock awareness program

The Company incurred stock awareness expenses of $29,567 during the quarter ended September 30, 2023, an increase compared to stock awareness program expense of $9,936 in the third quarter of 2022 and a decrease of 47% compared to stock awareness program expense of $55,820 in the second quarter of 2023.

During the year ended December 31, 2021, the Company commenced a corporate stock awareness program. The Company engaged Research Capital Corporation, Agora Internet Relations Corp., and Proactive for financial and capital markets advisory services and to assist with general market outreach to increase investor awareness as the Company continues to achieve important milestones and grow its investor base. During the quarter ended June 30, 2023, the Company discontinued the program with Proactive.

Provision for Doubtful receivables

During the quarter ended September 30, 2023, the Company raised a provision for old receivables of whose collection is in doubt. The Company will continue its efforts to collect these receivables.

Net (loss) income and (loss) income per share

The net loss after taxation for the quarter ended September 30, 2023, amounted to ($764,337), a loss of ($0.01) per share, compared to a net loss of ($313,774) or ($0.01) per share in the quarter ended September 30, 2022 and net loss of ($509,416) or ($0.00) in the second quarter of fiscal 2023. This decrease in net loss, compared to the third quarter of fiscal 2022 and the second quarter of fiscal 2023, is due to the increase sales and marketing expenses and general and administration expenses. The net loss compared to the third quarter of fiscal 2022, is reduced by revenue margin improvement of 38% for the quarter ended September 30, 2023 on our direct advertising revenue campaigns on our campaigns compared to 35% in the third quarter of fiscal 2022. The net loss increased compared to the second quarter of fiscal 2023 due to the margin decline compared to 44% in second quarter of fiscal 2023.

Net Cash generated from Operations

Due to our focus on maintaining a strong balance sheet while striving to continue our rapid growth on an annual basis and to evaluate our performance and make financial and operational decisions accordingly we pay close attention to our net cash generated from operations and our adjusted EBITDA.

Our net cash provided by operations for the three months ended September 30, 2023, was $98,877 compared cash provided by operations of $117,362 in the prior year.

Our net cash used in operations for the nine months ended September 30, 2023, was ($860,629) compared cash used of ($207,798) in the prior year. This decrease was due to losses incurred by the Company.

Adjusted EBITDA

Adjusted earnings before interest; depreciation and amortization; stock awareness program; stock-based compensation and impairment of goodwill (“Adjusted EBITDA”) for the period ended September 30, 2023, amounted to ($471,051), a decrease compared to an Adjusted EBITDA of $4,435 in the period ended September 30, 2022 and a decrease compared to an Adjusted EBITDA of ($214,770) in the second quarter of fiscal 2023.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

Our Adjusted EBITDA is reconciled as follows:

	Nine Months ended September 30, 2023	Nine Months ended September 30, 2022	Three Months ended September 30, 2023	Three Months ended September 30, 2022

Loss after tax	$(2,340,365)	$(1,766,493)	$(764,337)	$(313,774)
Less :
Depreciation and amortization	418,795	417,742	139,816	138,757
Income tax (recovery) expense	-	(5)	-	-
Interest and other income	(1,043)	(178)	(1,031)	(178)
Stock awareness program	55,741	26,334	18,634	-
Stock-based compensation	384,188	525,721	135,867	181,129
Gain on derivative liability – warrants	(51)	(23,348)	-	(1,499)
Adjusted EBITDA	$(1,482,735)	$(820,227)	$(471,051)	$4,435

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation, and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in this Annual Report, including our consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

SUMMARY OF QUARTERLY RESULTS

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements.

		Three Months Ended
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$2,808,354	$2,814,239	$1,673,685	$6,777,299

Cost of sales	1,754,540	1,574,659	1,003,716	4,701,884
Gross profit	1,053,814	1,239,580	669,969	2,075,415

Operating expenses and other income / (expenses)	(1,648,768)	(1,553,484)	(1,540,377)	(1,611,356)
Stock awareness program	(29,567)	(55,820)	(56,917)	(55,638)
Depreciation and amortization	(139,816)	(139,692)	(139,287)	(139,525)
(Loss) Income before income taxes	(764,337)	(509,416)	(1,066,612)	268,896

Income tax recovery (expense)	-	-	-	-
(Loss) Income after tax	$(764,337)	(509,416)	(1,066,612)	(1,066,612)

Basic and diluted (loss) income per share	$(0.01)	$(0.00)	$(0.01)	$0.00

Weighted average common shares, basic	131,304,499	131,304,499	131,307,560	131,494,597
Weighted average common shares, diluted	131,304,499	131,304,499	131,307,560	131,494,597

		Three Months Ended
	September 30 2022	June 30 2022	March 31 2022	December 31, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$3,514,149	$2,518,137	$2,287,471	$5,929,297

Cost of sales	2,268,579	1,546,172	1,456,576	3,532,873
Gross profit	1,245,570	971,965	830,895	2,396,424

Operating expenses and other income / (expenses)	(1,410,651)	(1,510,606)	(1,370,235)	(1,213,015)
Stock awareness program	(9,936)	(44,427)	(51,331)	(51,596)
Depreciation and amortization	(138,757)	(138,614)	(140,371)	(141,285)
Income (Loss) before income taxes	(313,774)	(721,682)	(731,042)	990,528

Income tax (expense) recovery	150,484	5	-	(213,688)
Income (Loss) after tax	$419,380	$(721,677)	$(731,042)	$776,840

Basic and diluted Income (loss) per share	$(0.00)	$(0.01)	$(0.01)	$0.01

Weighted average common shares, basic	131,581,499	131,424,989	131,424,989	131,424,989
Weighted average common shares, diluted	131,581,499	131,424,989	131,424,989	132,853,132

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash from operations but does have a line of credit with the Leumi Bank in Israel if required.

The Company believes it has sufficient cash resources to meet its current growth and development objectives. Although the Company has relied on revenue generated through its business, external funding may be required to continue growing the existing business and scaling operations. There can be no assurance that adequate funding will be available in the future, or under terms that are favorable to the Company.

We had cash of $1,468,955 and working capital of $2,615,610 as at September 30, 2023. This compares to cash of $2,363,530 and working capital of $4,147,176 as at December 31, 2022.

During the three months ended September 30, 2023, we provided cash of $98,877 in operating activities compared to cash provided of $117,362 in the prior year.

During the three months ended September 30, 2023, we used cash in investing activities of ($2,682) compared to cash used in investing activities of ($6,012) in the same period in the prior year.

Net cash used in financing activities was ($7,980) in the three months ended September 30, 2023. This compares to cash used in financing activities of ($10,741) in the same period in the prior year.

During the nine months ended September 30, 2023, we used cash of ($860,629) in operating activities compared to cash used of ($207,798) in the prior year.

During the nine months ended September 30, 2023, we used cash in investing activities of ($8,714) compared to cash used in investing activities of ($12,991) in the same period in the prior year.

Net cash used in financing activities was ($25,232) in the nine months ended September 30, 2023. This compares to cash used in financing activities of ($27,556) in the same period in the prior year.

Our future capital requirements will depend on several factors, including costs associated with the further development of the Ad tech advertising business, the cost of marketing and customer acquisition costs, the development of new products, the acquisition of new companies and the success of our overall business.

SHARE CAPITAL

Common shares

As at September 30, 2023, there were 131,304,499 (December 31, 2022 – 131,347,999) common shares outstanding.

During the year ended December 31, 2021, the Company engaged with Agora Internet Relations Corp. for an online marketing campaign on the AGORACOM platform. The agreement was for 12 months for a fee of $79,705 (CAD$100,000) payable in shares of the Company. During the year ended December 31, 2022, the Company issued 156,510 shares in settlement of its obligation under the contract.

During the quarter ended March 31, 2023, 41,500 shares which were acquired during the year ended December 31, 2022, pursuant to the NCIB at an aggregate cost of $11,793, were cancelled.

During the quarter ended March 31, 2023, an additional 2,000 shares were acquired pursuant to the NCIB and were subsequently cancelled.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

During the year ended December 31, 2022, 275,000 shares were acquired pursuant to the Normal Course Issuer bid (“NCIB”) in effect at an aggregate cost of $87,778. During the year ended December 31, 2022, 233,500 shares were cancelled.

Warrants

As at September 30, 2023, there were nil warrants outstanding and 230,000 warrants expired unexercised. Each warrant entitled the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.77 (CAD$0.98) at any time up to 24 months following the date of issuance and expired on April 1, 2023.

Stock Options

In 2015, the shareholders approved the 2015 Rolling Stock Option plan. Under the 2015 plan we have reserved 10% of the number of Shares of the Company issued and outstanding as of each Award Date. Pursuant to this plan we have 8,066,000 stock purchase options (December 31, 2022 - 8,629,000) outstanding at September 30, 2023.

During the quarter ended March 31, 2023, 1,885,000 options were awarded where 2% vests per month, with an exercise price of CAD$0.30 ($0.22). 400,000 of these options were granted to directors and officers of the Company. During the quarter ended June 30, 2023, 1,988,000 options expired unexercised. During the quarter ended September 30, 2023, 330,000 options were cancelled.

During the year ended December 31, 2022, the Company granted 2,550,000 options to employees and consultants with an exercise price of CAD$0.50 ($0.37) where 2% vests per month. 900,000 of these options were granted to directors and officers of the Company.

During the year ended December 31, 2022, there were nil (2021 – 70,000) options exercised and 285,600 (2021 – 1,040,600) options cancelled and 506,150 (2021 – 570,000) options expired unexercised.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

COMMITMENTS

The Company leases office facilities in Vancouver, British Columbia, Canada, and Netanya, Israel. These office facilities are leased under operating lease agreements.

The minimum lease payments under these leases are approximately as follows:

2023	$36,798
2024	12,113

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman	$160,000
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$215,000
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$240,000

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

RELATED PARTY TRANSCATIONS

For the quarter ended September 30, 2023, the Company has the following related party transactions:

	Nine Months ended September 30, 2023	Nine Months ended September 30, 2022	Three Months ended September 30, 2023	Three Months ended September 30, 2022

Directors’ fees	$5,999	$5,998	$1,999	$2,000
Salaries, wages, consultants and benefits	500,180	537,502	183,401	159,498
Selling and marketing	50,631	97,431	7,397	32,534
Stock-based compensation (Note 9)	119,864	208,435	48,944	71,080
Content and software development (Note 7)	173,733	187,114	38,858	62,849
Closing balance for the period	$850,407	$1,036,480	$280,599	$327,961

The Company has liabilities of $80,008 (December 31, 2022 - $80,874) as at September 30, 2023, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the quarter ended March 31, 2023, the Company granted 400,000 options with an exercise price of CAD$0.30 ($0.22) per share.

During the quarter ended March 31, 2022, the Company granted 900,000 options with an exercise price of CAD$0.50 ($0.39) per share.

The related party transactions are in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ACCOUNTING POLICY CHANGES, CRITICAL ESTIMATES, JUDGMENTS AND ASSUMPTIONS

The information provided in this MD&A, including the unaudited condensed interim consolidated financial statements, is the responsibility of management. This MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. There is a full disclosure and description of the Company’s critical accounting policies, estimates, judgments, assumptions in the consolidated financial statements as at September 30, 2023 in notes 1 and 2.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, the useful lives of intangible assets, and the derivative liability – warrants valuation. Actual results may differ significantly from these estimates.

The following discussion of critical accounting policies is intended to supplement the Summary of Significant Accounting Policies presented as Note 2 to our audited consolidated financial statements presented elsewhere in this report. Note 2 summarizes the accounting policies and methods used in the preparation of our consolidated financial statements.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and require the most subjective judgment:

- Revenue recognition;

- Software development;

- Impairment of long-lived assets

- Goodwill

These policies were selected because they require the more significant judgments and estimates in the preparation and presentation of our financial statements. On an ongoing basis, management evaluates these judgments and estimates, including whether there are any uncertainties as to compliance with the revenue recognition criteria described below, and recoverability of long-lived assets, as well as the assessment as to whether there are contingent assets and liabilities that should be recognized or disclosed for the consolidated financial statements to fairly present the information required to be set forth therein. We base our estimates on historical experience, as well as other events and assumptions that are believed to be reasonable at the time. Actual results could differ from these estimates under different conditions.

NEW ACCOUNTING PRONOUCEMENTS AND CHANGES IN ACCOUNTING POLICIES

The Company has evaluated all of the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these unaudited consolidated financial statements and does not believe the future adoption of any such pronouncements will have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is exposed to various financial risks resulting from both its operations. The Company does not enter into financial instrument agreements including derivative financial instruments for speculative purposes. The fair values of the Company’s financial instruments approximate the carrying values, due to their short terms to maturity or attached market rates of interest. The Company is exposed to various risks related to its financial instruments as follows:

(i)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s net income and the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(ii)	Foreign exchange risk

The Company has exposure to foreign exchange risk which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company has not entered into foreign exchange purchase contracts to manage its foreign exchange risk, because, in management’s view, the cost of setting up the contracts is in excess of the risks associated with a sudden change in the exchange rates. Management continually monitors the exchange rates and will enter into risk prevention measures when warranted. The Company is also exposed to foreign exchange risk on its cash, accounts receivable and accounts payable balances that are mostly denominated in U.S. dollars and Euros, whereas our employment and consulting costs are mostly denominated in Israeli Shekels, British Pounds, Canadian Dollars, and US Dollars.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

(iii)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is subject to credit risk with respect to cash and accounts receivable. The Company’s maximum exposure to credit risk at the end of the reporting period is the carrying value of these assets. Credit risk is managed through a credit approval process and monitoring procedures, and there are no expected credit losses.

All cash balances are held at major banking institutions in Israel, United Kingdom and Canada and management believes the risk of loss to be remote.

(iv)	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company’s liquidity needs can be met through a variety of sources. The Company generates cash from operations, and in the past by issuances of common shares. The Company manages liquidity risk by maintaining sufficient cash balances to meet liabilities when due and by continuously monitoring actual and forecast cash flows.

RISKS AND UNCERTAINTIES

The Company’s business is subject to numerous risks and uncertainties, including those described elsewhere in this MD&A, as well as general economic and market risks. The following discussion describes material risks and uncertainties that the Company has identified that may affect the Company’s results of operations and financial condition.

Risks Related to the Business

●	Regulations - The Company operates in a highly regulated market with a Children’s Online Privacy Protection Rule (“COPPA”) & General Data Protection Regulation (“GDPR”). There is the risk that the regulations restrict the Company operating. The Company serves compliant contextual mobile advertising network that safely reaches hundreds of million kids, teens, and families every month.

●	Reliant on Google and Apple - The Company is heavily reliant on Google and Apple, on whose platform the games where we advertise are hosted. The Company has been Google certified and has been approved by Apple.

●	Expanding Company - the Company is a growing and expanding company. The Company’s revenues may be materially affected by the decisions of its management and/or customers, and due to a variety of other factors, many of which may be beyond the Company’s control. This may lead to expenses exceeding estimates or be incurred in the expectation of sales that do not occur or that occur later than expected. Management expects expenses to increase, especially hiring of additional staff to support its growth and expansion. Fluctuating results could cause unanticipated quarterly losses and cause the Company’s performance to fall below the expectations of investors, which could adversely affect the price of the common shares. The following will cause fluctuating results:

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

◌	Changes in demand for Kidoz Platform
◌	Changes in the Company’s customer base, additions and losses of customers
◌	Changes in advertising budgets of our customers
◌	Changes in the availability of advertising inventory or in the cost of reaching customers through digital advertising.
◌	Disruptions or outages on the Kidoz platform.
◌	New technology or offering by the Kidoz competitors.
◌	Timing differences between our payments for advertising inventory and our collection of advertising revenue.
◌	Shifting views and behaviors of consumers concerning use of data.

Based upon the factors above and others beyond the Company’s control, Kidoz forecasts future revenue, costs and expenses, and continually reviews these forecasts. As a result, its operating results may, from time to time, fall below estimates or the expectations of securities analysts and investors.

●	Managing growth - The Company has expanded rapidly over the last few years. The continued rapid growth of the Company may strain management, financial, technical, and other resources. The Company must expand its sales, marketing, technology, and operational staff and expand its controls. If Kidoz continues its rapid growth, it will incur additional expenses, and its growth may continue to place a strain on resources, infrastructure, and ability to maintain the quality of its offering. Accordingly, the Company may not be able to effectively manage and coordinate growth so as to achieve or maximize future profitability.

●	Reliance on Key Customers - The Company is reliant on a relatively few customers and sales houses. The loss of a significant customer could harm the Company’s business and severely impact the future financial success of the Company. The Company is continually looking for new sales houses around the world to partner with.

●	Retaining and attracting customers - The Company, to continue to grow, must attract new customers and encourage existing advertisers to purchase additional offerings. Our competitors may introduce lower costs or differentiated products or services that compete with our current offering on price or technology and therefore our sales are impaired. The Company has hired additional sales staff and is continually developing its technology.

●	No long-term customer commitments - The Company does not have any long term commitments by its customers beyond the current insertion order, which can be cancelled prior to the campaign conclusion without any penalty. Therefore, the Company success is dependent on offering the best service and maintaining good customer relations. The Company allocates customer service personnel to manage the customer relationship.

●	Reliance on third parties - the Company is reliant on third parties to operate. These third parties include external sales houses, outsourced technology developers, advertising exchanges and other strategic partners. If these third parties fail to perform as agreed could negatively affect our operations.

●	Personnel - The loss of any member of the Company’s management team, could have a material adverse effect on its business and results of operations. The Company relies on its engineering staff to develop its technology; operations staff to manage and operate the campaigns and its sales teams to attract and retain key customers. The inability to hire, or the increased costs of new personnel, or the cost to maintain existing personnel could have a material adverse effect on the Company’s business and operating results. There is intense competition for capable personnel in all of these areas, and the Company may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. The growth of the Company is dependent on hiring additional personnel so there are additional costs in training these new personnel.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

●	Children advertising - The Company is dependent on advertising to children so therefore is affected by changes to this business segment. The Company is expanding into advertising to teens and families and to be less reliant on advertising to children.

●	Market conditions - The economic uncertainty in the market has made and may continue to make it difficult for the Company to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. The Company’s business depends on the overall demand for advertising and on the economic health of its customers. Economic downturns or unstable market conditions may cause the Company’s customers to decrease their advertising budgets, which could reduce usage of the Company’s platform and adversely affect its business, operating results, and financial condition.

●	Inappropriate advertisement - This is the risk that the Company serves an inappropriate advertisement. To mitigate this risk all adverts are human reviewed before the campaign commences.

●	Cybersecurity - Cybersecurity attacks, including breaches, computer malware and computer hacking have become more prevalent recent years across all businesses. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, or the inadvertent transmission of computer viruses could adversely affect the business, financial condition, results of operations or reputation of the Company. The Company believes that it is taken reasonable steps to protect the security, integrity and confidentiality of the information collected, used, stored and disclosed, but there is no guarantee that in the future inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite its efforts in the past and in the future.

●	Technology - The Company’s future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. The Company operates in an industry that is characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles, changes in customer requirements, and evolving industry standards. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive.

●	Outages - In addition, the Company operates 24/7 business so if outages were to occur it is critical for the technology to be restored in a timely manner. Any delay in restoring the systems will have a negative effect on its business, operating results and financial condition.

●	Cloud based servers - The Company’s products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service’s systems generally could result in interruptions in the use of the Company’s platform. Such interruptions may reduce the Company’s revenue, and adversely the Company’s ability to attract new customers.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

The Company’s business will also be harmed if its customers and potential customers believe its products or services are unreliable.

●	Incorrect advertising – The Company is developing a teens and family platform under its Prado brand. Therefore, there is the risk that an inappropriate advertisement is served to children, which could result in fines to the Company and have a negative effect on its business, operating results, and financial condition. The Company has put in internal controls that ensure no non children advertisement is served to children.

Financial and Accounting Risks

●	Additional financing - There can be no certainty that the Company’s financial resources and revenue from sales will be sufficient for its future needs. The Company may need to incur significant expenses for growth, operations, research and development, as well as sales and marketing and other unforeseen costs. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. It may be difficult or impossible for the Company to obtain debt financing or equity financing on commercially acceptable terms. In addition, the issuance of common shares for an equity financing may have a negative effect on the existing shareholders of the Company such as dilution or negative sentiments in the market to the equity financing.

●	Growth – Kidoz anticipates continued growth that could require substantial financial and other resources to, among other things: (a) expand and develop product offerings; (b) improve technological infrastructure, including investing in its technology (c) cover general and administrative expenses, including legal, accounting and other expenses; (d) cover sales and marketing expenses, including a significant expansion of the Company’s direct sales organization. Investment in these, however, may not yield anticipated returns. Consequently, as costs increase, the Company may not be able to generate sufficient revenue to achieve or sustain profitability.

●	Payment risks – If our customers do not pay, or dispute their invoices, then the business, operating results and financial condition may be adversely affected. In addition, if our customers do not pay in a timely manner will our operating results and financial condition may be adversely affected.

●	Internal Controls - A failure to maintain an effective system of internal control over financial reporting could harm the Company’s financial performance, its ability to raise capital and its continued listing on the TSX Venture Exchange. In addition, the Company is a small company so has limited segregation of duties. The Company is therefore reliant on the critical personnel and an increase in the risk of the failure of internal controls.

●	Changes to GAAP – The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). There is a risk that changes to US GAAP will negatively affect the Company in terms of results and could become more difficult, time-consuming or costly and increase demand on the Company’s systems and resources to comply with this change.

Industry Risk

●	Competition – the advertising business is a highly competitive business. The Company offers niche advertising in a highly regulated business. However, there are few barriers to existing large advertising companies entering the market. Our existing customers could develop their own in-house solutions and therefore no longer advertise with us.

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

●	Ad blockers – Consumers may load ad blocking software. This will affect our ability to serve advertisements and will therefore reduce our revenue.

●	Failure to access advertising inventory – We must maintain a consistent supply of ad inventory. Our success depends on our ability to secure inventory on reasonable terms in multiple locations. The amount, quality, and cost of inventory available to the Company can change at any time. If our relationships with any of our significant suppliers were to cease, or if the material terms of these relationships were to change unfavourably, our business would be negatively impacted.

●	Fraud – The Company operates as a technology and services provider in a dynamic ecosystem where fraud exists. Typical forms of fraud include robotic traffic, where robots mimic the behaviour of users in order to inflate the number of impressions, clicks, post clicks actions or other metrics associated with the ad. The Company reviews all ads and monitors the impression serving with our suppliers.

●	Catastrophic events – We maintain cloud-based servers around the world, that deliver advertising campaigns for our advertisers. Any of its existing and future facilities may be harmed or rendered inoperable by attack or security intrusion by a computer hacker, natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, war, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, any of which may render it difficult or impossible for the Company to operate its business for some period of time. The Company maintains backup and disaster recovery plans to get back up and running as fast as possible.

●	Economic, Political and Market Conditions – Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Economic downturns, including a recession, or instability in political or market conditions may cause current or new advertisers to reduce their advertising budgets. These conditions are impacted by events outside of the Company’s control, such as the COVID-19 pandemic and the war in Gaza, may have a long-term impact on the global economy. Adverse economic conditions and general uncertainty about continued economic recovery are likely to affect the Company’s business prospects. This uncertainty may cause general business conditions to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel campaigns, and expose the Company to increased credit risk on advertiser orders, which, in turn, could negatively impact its business, financial condition and results of operations. In addition, continued geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising.

Risks Related to the Common Shares and Corporate and Securities Law

●	Market for common shares – The shares of the Company are illiquid. The Company has made efforts to improve the exposure of the Company through its stock awareness program and create a more active market for its shares. There are no assurances that our Stock Awareness campaigns will be effective to create a liquid market.

●	Volatility in the market - Technology stocks have historically experienced high levels of volatility and we cannot predict the prices at which our common shares will trade. Fluctuations in the market price of our common shares could cause an investor to lose all or part of their investment in our common shares. These fluctuations in the market price and volatility of our common shares can be caused by factors outside the control of the Company such the following:

KIDOZ INC. and subsidiaries

Management’s Discussion and Analysis

Three and Nine Months ended September 30, 2023 and 2022

◌	The volatility in the market price and trading volume of technology companies in general especially large companies in the digital advertising industry (e.g. Google and Meta);

◌	Changes in regulatory developments in Canada and the United States;

◌	General economic conditions and trends, including global financial markets, global economies and general market conditions, such as interest rates;

◌	Major catastrophic events (e.g. the war in the Ukraine and in Gaza);

◌	Unexpected market reactions to the Company announcements.

As a result, share prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In general, in the past, shareholders have filed securities class action litigation following periods of market volatility. If Kidoz were to become involved in securities litigation, it could subject it to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

●	Public Company implications – The Company is listed on the Toronto Venture Stock Exchange and is therefore subject to its listing requirements. Compliance with these rules and regulations could become more difficult, time-consuming, or costly and increase demand on the Company’s systems and resources.

ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to Kidoz Inc. are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at https://www.sedarplus.ca and the Company’s website at https://investor.kidoz.net.

In addition, we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We file our reports with the Securities and Exchange Commission electronically through the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding companies that file electronically with the Securities and Exchange Commission through EDGAR. The address of this Internet site is http://www.sec.gov.

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